UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

2004 Third Quarter Results

SIGNATURES

FIAT

Quarterly Report

This report is published in Italian and English. Italian version is binding.

Issue date: October 28, 2004
This Report is available on the Internet at the address:
www.fiatgroup.com

FIAT S.P.A.

Head Office: Via Nizza 250, Turin, Italy
Paid-in capital: 4,918,113,540 euros
Entered in the Turin Company Register - Fiscal Code: 00469580013

Board of Directors
Chairman	Luca Cordero di Montezemolo
Vice Chairman	John Elkann (1)
Chief Executive Officer	Sergio Marchionne (1)
Directors	Andrea Agnelli
Angelo Benessia (2)
Tiberto Brandolini d'Adda
Flavio Cotti (1)
Luca Garavoglia (2)
Hermann Josef Lamberti (1)
Daniel John Winteler (1)
Secretary of the Board	Franzo Grande Stevens
(1) Member of the Nominating and Compensation Committee
(2) Member of the Internal Control Committee
Board of Statutory Auditors
Statutory Auditors	Cesare Ferrero - Chairman
Giuseppe Camosci
Giorgio Ferrino
Alternate Auditors	Giorgio Giorgi
Natale Ignazio Girolamo
Piero Locatelli
External Auditors	Deloitte & Touche S.p.A.

O V E R V I E W (1)

Third Quarter Performance

Group revenues grew to 10.6 billion euros, an increase of about 1 billion euros compared with the third quarter of 2003. This gain was made possible by positive contributions from all automotive and components Sectors: Fiat Auto (+11%), CNH (+10%), Iveco (+16%), Ferrari (+8%), Teksid (+13%) and Magneti Marelli (+20%). Only Comau and Business Solutions bucked the trend, the former due to changes in the scope of its operations and the latter as a result of the divestiture of Fiat Engineering.

The operating loss contracted to 97 million euros in the third quarter of 2004, a 206 million euro improvement compared to the same period last year (from -303 million euros to -97 million euros). Strong performances by Iveco and CNH, which reported gains of 78 million euros and 65 million euros, respectively, are the main reason for this improvement. Fiat Auto also contributed, cutting its loss by 61 million euros compared with the third quarter of 2003.
The third quarter of 2004 is the seventh consecutive quarter in which the Group has reported a year-over-year improvement in operating result.

The loss before taxes totaled 469 million euros, compared with income before taxes of 348 million euros in the third quarter of 2003, when the Group recorded a gain of about 1.3 billion euros on the sale of FiatAvio.

Group consolidated net loss widened to 554 million euros, a deterioration from the third quarter of 2003, which benefited from the above-mentioned gain on the sale of FiatAvio (781 million euros after taxes). Excluding this extraordinary gain, consolidated net loss narrows by 378 million euros.

At September 30, 2004, the Group's liquidity (cash and marketable securities) amounted to 4.6 billion euros, following the repayment of loans totaling 1.8 billion euros.

Gross indebtedness (financial payables and related accruals and deferrals) totaled 20.6 billion euros. It decreased by about 1.8 billion euros during the third quarter of 2004, due mainly to the repayment in July of the outstanding bonds exchangeable into General Motors shares (1.4 billion euros).

Net indebtedness of the Group's industrial operations totaled 7.3 billion euros. The increase since June 30, 2004 was mainly due to higher working capital requirements and a reduction in the amount of trade receivables sold.

At September 30, 2004, the Group had a negative net financial position of 5.5 billion euros, compared with a negative 4.3 billion euros at June 30, 2004. This change primarily reflects higher cash uses, attributable in part to unfavorable seasonal factors and a 700 million euro decrease in trade receivables sold.

(1) 2004 consolidated figures should be compared with the 2003 amounts attributable to the Group's continuing operations, since the divestitures completed last year produced material changes in the Group's scope. Accordingly, all comments provided below are based on comparisons between these two sets of data.

Results for the First Nine Months of the Year

Group revenues totaled 34.2 billion euros, up 7.1% compared with the first nine months of 2003. This increase reflects higher sales volumes at most Sectors, with gains of 8% for Fiat Auto, 7% for CNH, 11% for Iveco, 15% for Ferrari and 7% (on a comparable consolidation basis) for Magneti Marelli.

At 237 million euros, operating loss decreased by more than 600 million euros compared with the first nine months of 2003. Higher operating income at CNH and Iveco and a contraction of Fiat Auto's operating loss account for this improvement.

Consolidated net loss of 1.2 billion euros was 252 million euros greater than the net loss for the first nine months of 2003, when the Group earned net gains totaling about 1.1 billion euros on the sale of Toro Assicurazioni, FiatAvio, Fiat Auto's European and Brazilian retail financing operations, Fraikin and a controlling interest in IPI.

At September 30, 2004, the Group had a negative net financial position of 5.5 billion euros, compared with a negative 3 billion euros at December 31, 2003. This change primarily reflects higher cash uses to fund higher working capital requirements, a decrease in the value of trade receivables sold, and the net loss of the period.

Outlook for the Balance of the Year

During the first nine months of 2004, the Group operated in an economic environment in which the countries of the euro zone, and Italy in particular, participated only to a very limited extent in the economic upturn. Not until the closing months of the year did Italian manufacturers begin to transition from a period of contraction to the phase of stabilization that precedes recovery.
Against this background, the Group has been making significant progress, due primarily to the positive contributions of CNH and Iveco, two Sectors that should end 2004 with a further improvement in profitability.

Fiat Auto adopted a leaner and more efficient organization on September 1, 2004 and is continuing to strengthen the management team that will lead its cultural transformation and provide fresh momentum for its operations. The company, which operates in a very difficult European environment characterized by strong price competition, will end the fiscal year with a smaller operating loss than in 2003.

For all of 2004, the Group expects to reach its stated year-end goals of attaining operating breakeven and reducing operating cash outflow.

All Sectors are committed to achieving of these objectives by focusing on increasing technological innovation in their products, strengthening their sales networks and, in the case of Fiat Auto, deploying a more efficient organization and introducing new models.

C O N S O L I D A T E D      F I N A N C I A L     S T A T E M E N T S    A N D      R E L A T E D       N O T E S

ACCOUNTING PRINCIPLES AND METHODS

This quarterly report has been prepared in accordance with Article 82 of the "Regulations for the Implementation of Legislative Decree No. 58 of February 24, 1998 on the Activities of Issuers of Securities" (Consob Resolution No. 11971 of May 14, 1999, as amended).

This report has been prepared applying the accounting principles adopted for the preparation of the annual consolidated financial statements, insofar as they are applicable. In particular, the consolidation methods, accounting principles and valuation criteria applied are consistent with those used to prepare the annual consolidated financial statements at December 31, 2003, to which reference should be made, taking into account the specific accounting principle on interim financial reporting published by the National Boards of "Dottori Commercialisti e dei Ragionieri", supplemented, where there is none and not at variance, by the analogous standard published by the International Accounting Standards Board. However, it is noted that certain valuation procedures, and in particular more complex procedures such as the determination of possible impairment losses on fixed assets, are generally completed only at the time of preparation of the annual consolidated financial statements, when all the necessary information is available.

As supplementary information on the Group's operating performance, the following section of this report on "Operating Performance and Financial Position by Activity Segment" shows the consolidated statement of operations and balance sheet data subdivided between Industrial and Financial Activities.

CHANGES IN THE STRUCTURE OF THE GROUP

Following are the most important transactions affecting the composition of the Group in the third quarter of 2004, as compared with the same period in 2003.

  In October 2003, the sale to Fidis Retail Italia of the second group of equity investments held by Fiat Auto Holdings in the financial companies covered by the agreement signed on March 11, 2003 by Fiat and Capitalia, Banca Intesa, Sanpaolo IMI and Unicredito was finalized. It should be noted that, as part of the agreement, on May 27, 2003 the sale of a majority interest (51%) in Fidis Retail Italia was concluded. At that time, Fidis Retail Italia controlled a part of the European activities of Fiat Auto Holdings in the field of retail consumer financing for automobile purchases.
  In February 2004, 100% of the interest held in Fiat Engineering S.p.A. was sold to Maire Investimenti S.p.A. and the company was therefore deconsolidated as of the beginning of the year. At the same time, Fiat Partecipazioni S.p.A. subscribed to a capital increase of Maire Investimenti S.p.A. and now owns 30% of the capital of this company. Both parties hold put and call options, exercisable within three years at a predetermined price, on this 30% stake in Maire Investimenti S.p.A.
  In the second quarter of 2004, but effective January 1, 2004, Magneti Marelli consolidated Magneti Marelli Electronic Systems, a strategic supplier of Fiat Auto and other automotive groups that were formerly customers of Magneti Marelli. In 2002 this business had been sold to the Mekfin Group, which later sold it to the Ixfin Group. At the end of 2003, Fiat entered into an agreement with Ixfin and, on the basis of this agreement, Magneti Marelli, by virtue of a contract providing for an usufruct on the company's voting shares, increased its involvement in the management of the Electronic Systems operations. On July 28, 2004, the Fiat Group decided to gain full ownership by exercising a call option.
  In September, Magneti Marelli sold 100% of the Midas business (automotive repair and maintenance services) in Europe and Latin America. These activities were deconsolidated as of September 30, 2004.

To allow a meaningful comparison with prior period data, the figures for the third quarter and first nine months of 2003 used in the analyses presented in the following pages have been prepared on the basis of the "continuing operations", i.e. excluding data of companies that were sold in 2003 (the Toro Assicurazioni Group, FiatAvio, Fraikin, IPI, Fidis Retail Italia and Fiat Auto's retail financing activities in Brazil).

It should be noted that in the third quarter and first nine months of 2003, continuing operations included Fiat Engineering, that was deconsolidated effective January 1, 2004 and had reported revenues of 89 million euros and 248 million euros and operating income of 6 million euros and 13 million euros in the third quarter and first nine months of 2003, respectively.

Conversely, the above mentioned Electronic Systems operations of Magneti Marelli reported revenues of 108 million euros and 348 million euros and operating income of approximately 5 million euros and 11 million euros in the third quarter and first nine months of 2004, respectively.

OPERATING PERFORMANCE OF THE FIAT GROUP
1/1 - 9/30/2004	1/1 - 9/30/2003			3rd Quarter 2004	3rd Quarter 2003
Consolidated	Continuing Operations	Consolidated	(in millions of euros)	Consolidated	Continuing Operations	Consolidated
34,156	31,894	34,611	Net revenues	10,648	9,731	9,837
29,120	27,772	30,173	Cost of sales	9,049	8,529	8,589
5,036	4,122	4,438	Gross operating result	1,599	1,202	1,248
3,405	3,455	3,684	Overhead	1,082	1,071	1,085
1,357	1,279	1,302	Research and development	445	386	386
(511)	(234)	(104)	Other operating income (expenses)	(169)	(48)	(62)
(237)	(846)	(652)	Operating result	(97)	(303)	(285)
46	30	(42)	Result of equity investments	7	3	-
(271)	1,172	1,158	Non-operating income (expenses) (*)	(148)	893	895
(462)	356	464	EBIT	(238)	593	610
(414)	(757)	(669)	Financial income (expenses)	(231)	(245)	(245)
(876)	(401)	(205)	Result before taxes	(469)	348	365
347	570	677	Income taxes	85	499	510
(1,223)	(971)	(882)	Net result	(554)	(151)	(145)
-	85	-	Net result of discontinued operations	-	7	-
(1,223)	(886)	(882)	Net result before minority interest	(554)	(144)	(145)
(1,212)	N.A.	(792)	Group interest in net result	(554)	N.A.	(84)

(*) The 2003 figures for continuing operations include net gains on the disposal of discontinued operations, amounting to 1,255 million euros for the third quarter of 2003 and to 1,742 million euros for the first nine months of 2003.

REVENUES

Consolidated revenues totaled 10,648 million euros in the third quarter of 2004, compared with 9,837 million euros in the same period of 2003. On a continuing operations basis, consolidated revenues grew by 9.4% from 9,731 million euros in the third quarter of 2003, due to higher volume of activity at Fiat Auto and most of the other Sectors. This positive effect was partly reduced, especially at CNH, by the negative impact caused by the weakening of the dollar. Other factors that impacted revenues were, at Magneti Marelli, an increase due to the consolidation in 2004 of the revenues of the Electronic Systems business, and a decrease in revenues at Comau due mainly to a change in the scope of its operations. Revenues reported by Business Solutions decreased as a result of the sale of Fiat Engineering.

In the first nine months of 2004, revenues totaled 34,156 million euros, compared with 34,611 million euros in the corresponding period of 2003. Consolidated revenues from continuing operations increased by 7.1%, with positive performance at all main Sectors.
1/1 - 9/30/2004	1/1 - 9/30/2003			3rd Quarter 2004	3rd Quarter 2003
Consolidated	Continuing Operations	Consolidated	(in millions of euros)	Consolidated	Continuing Operations	Consolidated
14,953	13,827	14,304	Automobiles (Fiat Auto)	4,491	4,047	4,155
7,498	7,014	7,014	Agricultural and Construction Equipment (CNH)	2,439	2,214	2,214
6,640	5,985	5,985	Commercial Vehicles (Iveco)	2,101	1,810	1,810
1,057	921	921	Ferrari - Maserati	322	297	297
2,856	2,342	2,342	Components (Magneti Marelli)	874	731	731
1,201	1,619	1,619	Production Systems (Comau)	436	537	537
681	630	630	Metallurgical Products (Teksid)	215	191	191
-	-	625	Aviation (FiatAvio)	-	-	-
-	-	1,654	Insurance (Toro Assicurazioni)	-	-	-
1,125	1,379	1,379	Services (Business Solutions)	356	436	436
302	267	267	Publishing and Communications (Itedi)	81	77	77
(2,157)	(2,090)	(2,129)	Miscellanea and Eliminations	(667)	(609)	(611)
34,156	31,894	34,611	Total for the Group	10,648	9,731	9,837

  In the third quarter of 2004 Fiat Auto had revenues of 4,491 million euros, against 4,155 million euros in the same period of 2003. On a comparable basis ("continuing operations"), revenues were up by 11% compared with 4,047 million euros in the third quarter of 2003, due to a significant increase in sales volumes as well as higher pricing.

After expanding at a healthy pace in the first half, the Western European market softened in the face of economic uncertainty, contracting by 2.3% overall with respect to the third quarter of 2003. This downward trend was reflected in a 3.7% decrease in demand in Italy as compared with the third quarter of 2003, as well as a decrease in France (-4%), Germany (-4.6%), and Great Britain (-3.1%). In contrast, demand remained buoyant in Spain (+5.2%). Outside Western Europe, the upward surge reported on the Polish market in the first half reversed direction, falling off sharply (-24.3%) with respect to the third quarter of 2003, while economic recovery continued in Brazil, where demand increased by 17%.

Fiat Auto's market share in the period under review was little changed from the same quarter last year, 28% in Italy and 6.9% in Western Europe.

In the third quarter, Fiat Auto sold a total of 402,500 units, 11.2% more than in the third quarter of 2003. In Western Europe, it sold 259,500 vehicles, posting an increase of 8.6% also thanks to the strong improvement achieved in Italy in spite of challenging market conditions. However, the other principal European markets showed less favorable trends: sales volumes contracted principally in France, Great Britain, and Spain, notwithstanding the overall expansion of demand in this last country.

Outside Western Europe, Fiat Auto confirmed its excellent performance in Brazil (+36% over the third quarter of 2003), growing at a faster rate than demand, while sales in Poland were heavily impacted by the contraction in demand, decreasing by 38%.

In the first nine months of 2004, Fiat Auto had revenues of 14,953 million euros, compared with 14,304 million euros in the same period of 2003, of which 13,827 million euros for continuing operations. On a comparable basis, the improvement was thus 8.1%. A total of 1,332,200 units were sold in the first nine months of the year, up 8.4% from the same period of 2003. Volumes increased by +3.3% in Western Europe thanks to buoyant sales in Italy and Spain, which were partially offset by contraction, principally in France. Volumes expanded in Poland (+6.1%) and recorded a sharp increase in Brazil (+22.5%).
  CNH had revenues of 2,439 million euros in the third quarter of 2004, up 10.2% over the same quarter of 2003, notwithstanding the depreciation in the value of the dollar versus the euro. On a comparable currency basis, the increase in revenues would have been approximately 14%, reflecting the brilliant performance of sales of agricultural and construction equipment, essentially in the Americas, as well as higher pricing realization.

The agricultural equipment market continued growing briskly in the third quarter of 2004, expanding by approximately 17% worldwide with respect to the third quarter of 2003. In particular in North America (+11%), demand increased for high-horsepower tractors as well as for combine harvesters. In Western Europe (approximately +7%), the general increase was limited to tractors, while demand for combine harvesters contracted. Demand for tractors was also strong in Latin America and elsewhere around the world, while demand for combine harvesters weakened.

The increase in sales posted by CNH, which grew at roughly the same pace as the worldwide market, was due both to the excellent performance recorded in North America thanks to the sales of tractors over 40-horsepowers and combine harvesters, and to sales growth elsewhere in the world. In contrast, in Western Europe sales were down from the third quarter 2003 levels.

The construction equipment market confirmed its expansion worldwide, growing by a total of approximately 14% compared with the third quarter of 2003, with high growth rates on the different markets. The increase in demand for heavy equipment was particularly strong in North America (+34%) and Latin America (+54%). A positive performance was also recorded in Western Europe, though demand grew at a slower pace. A general market growth was also recorded for light construction equipment. Market strength, combined with the introduction of new products, enabled the Sector to improve its sales significantly, with brilliant performance by all product lines in North and Latin America, where CNH gained market share in the light equipment segment. Sales showed moderate growth in the rest of the world, while they continued to decline in Western Europe.

CNH posted revenues of 7,498 million euros in the first nine months of 2004, up 6.9% compared with the same period last year, notwithstanding the negative foreign exchange effect, as a result of the significant improvement of higher units sales in the Americas and increased sales prices.

  Iveco had revenues of 2,101 million euros in the third quarter of 2004, up 16.1% compared with the third quarter of 2003, mainly due to higher sales volume, which benefited the entire product line, and improved pricing.

In Western Europe, the market for commercial vehicles with a curb weight > 2.8 tons expanded in tandem with the general increase in demand, growing by 11.8% overall in comparison with the third quarter of 2003. Demand was up in all market segments, with high growth rates for light and heavy range vehicles in particular. On a country-by-country basis, the strongest growth was posted in Great Britain (+18.4%), thanks to a sharp rise in demand for light vehicles, which was partially offset by lower demand for heavy trucks, Spain (+9.3%), for light and heavy vehicles, and Germany (+8.4%), with increases across all vehicle lines. The market also expanded in France, especially for light vehicles, and in Italy (+6.4%), with strong increases for medium and heavy vehicles. The market share of Iveco in Western Europe (11.2%) was the same overall as in the third quarter of 2003. At the level of individual segments, the Sector increased its share for medium vehicles, confirming its position as market leader related to the success of the New Eurocargo, and heavy vehicles.
During the third quarter, Iveco sold a total of approximately 36,000 vehicles, an increase of 16.6% over the same period of 2003, benefiting from the general recovery in demand. The strong expansion in sales volumes recorded in Western Europe was complemented by similarly strong growth on the other markets of interest to the Sector, such as Latin America and Eastern Europe. In Western Europe, with sales of 25,800 vehicles, the 11.9% increase with respect to the third quarter of 2003 was realized thanks to the contribution of light and heavy vehicles, while the sales volumes of medium vehicles were practically the same as in the third quarter of 2003. At the individual country level, significant increases in sales were reported on all major markets. In particular, increases in the Sectors' sales were recorded in France and Spain by 23.7% and 15.7% respectively; high sales were also posted in Germany and Great Britain. Italy recorded an improvement of 7.3%, due to an increase for light and heavy vehicles, notwithstanding a drop in sales of medium trucks.

Iveco revenues totaled 6,640 million euros in the first nine months of 2004, up 10.9% with respect to the same period of 2003, principally reflecting an increase in sales volumes. Units sold (115,200) were up 10% compared with the first nine months of 2003, as a result of an increase in sales both in Western Europe and in the other markets where it operates (Eastern Europe and Latin America).
  Ferrari - Maserati had third quarter revenues of 322 million euros, 8.4% more than in the same period of 2003, thanks to higher sales by Maserati, driven by the success of the new Quattroporte model, while the Coupé and Spyder suffered from competitive pressures. On the other hand, sales of Ferrari models slowed due to the phase out of the 360 Modena model, which was partially offset by the positive sales performance of the 612 Scaglietti model. The highlight of the third quarter was the launch of the new F430 model, which has already attracted a high number of orders.

  Magneti Marelli posted revenues of 874 million euros in the third quarter of 2004, up 19.6% over the third quarter of 2003. A significant portion of this increase is attributable to the consolidation of the Electronic Systems business unit, which reported revenues of 108 million euros in the quarter. Excluding the impact of this element, revenues were up by approximately 5% as a consequence of the positive effect of the sale of diesel system components and new products in the Lighting business line.

  Comau revenues, which totaled 436 million euros, fell by 18.8% in the third quarter of 2004 as compared with the corresponding period of 2003, mainly due to the transfer to Fiat Auto and Fiat-GM Powertrain of the respective Dies and Service activities. On a comparable basis, the reduction would have been 3.5%. The drop in revenues related to contract work in North America was connected to the unfavorable effect of exchange rates. At September 30, 2004, outstanding contract work, net of units already produced, was 1,157 million euros, up 11.5% compared with December 31, 2003 (1,038 million euros), following the significant increase in orders booked in 2004.

  Teksid had revenues of 215 million euros in the third quarter of 2004, a 12.6% increase over the third quarter of 2003, due mainly to the positive performance of its Cast Iron business unit (+18.6%), which benefited from higher demand, mainly in North America and Brazil. The Magnesium business unit posted revenues in line with the corresponding period of 2003.

  Business Solutions had revenues of 356 million euros in the third quarter of 2004, down 18.3% from the third quarter of 2003, as a consequence of changes in the scope of operations (principally the sale of Fiat Engineering, partly offset by consolidation, starting from January 2004, of the activities of the telephony company Atlanet). On a comparable basis, revenues would have been down by approximately 5%.

  Itedi recorded revenues of 81 million euros in the third quarter of 2004, up 5.2% with respect to the third quarter of 2003. This improvement stemmed from higher advertising revenues resulting from new advertising contracts signed by Publikompass.

OPERATING RESULT

In the third quarter of 2004, the Fiat Group posted an operating loss of 97 million euros, compared with a loss of 285 million euros in the corresponding period of 2003. Based solely on continuing operations, which had an operating loss of 303 million euros in the third quarter of 2003, the operating loss decreases by 206 million euros. This is mainly attributable to the positive contribution of Iveco and CNH, whose operating results were up by 78 million euros and 65 million euros, respectively, and to the reduction of the operating loss at Fiat Auto.

In the first nine months of 2004, the Group operating loss was reduced to 237 million euros, compared with 652 million euros in the first nine months of 2003. The comparison with the operating loss of continuing operations alone (846 million euros in the first nine months of 2003) shows an improvement of 609 million euros, as a result of significant increases in operating income at CNH, Iveco and Magneti Marelli and the reduction of the loss at Fiat Auto.

1/1 - 9/30/2004	1/1 - 9/30/2003			3rd Quarter 2004	3rd Quarter 2003
Consolidated	Continuing Operations	Consolidated	(in millions of euros)	Consolidated	Continuing Operations	Consolidated
(744)	(987)	(882)	Automobiles (Fiat Auto)	(270)	(331)	(314)
319	130	130	Agricultural and Construction Equipment (CNH)	90	25	25
223	20	20	Commercial Vehicles (Iveco)	76	(2)	(2)
(57)	(7)	(7)	Ferrari - Maserati	2	9	9
68	16	16	Components (Magneti Marelli)	25	13	13
1	(8)	(8)	Production Systems (Comau)	4	(1)	(1)
25	9	9	Metallurgical Products (Teksid)	9	4	4
-	-	53	Aviation (FiatAvio)	-	-	-
-	-	44	Insurance (Toro Assicurazioni)	-	-	-
21	26	26	Services (Business Solutions)	6	9	9
8	3	3	Publishing and Communications (Itedi)	(1)	(2)	(2)
(101)	(48)	(56)	Miscellanea and Eliminations	(38)	(27)	(26)
(237)	(846)	(652)	Total for the Group	(97)	(303)	(285)

  Fiat Auto reported an operating loss of 270 million euros in the third quarter of 2004, compared with an operating loss of 314 million euros in the third quarter of 2003, while continuing operations alone had reported an operating loss of 331 million euros. The operating loss was reduced thanks to higher volume in Western Europe and Brazil as well as higher margins on new models. Streamlining measures continued, positively impacting product and overhead costs. These reductions were partly offset by higher research and development costs (+48 million euros), an increase in network expenses, and higher charges for warranty extension.
  In the third quarter of 2004, CNH posted operating income of 90 million euros, a strong performance as compared with operating income of 25 million euros reported in the same period of 2003. Third quarter operating income benefited from a major increase in volume and improved pricing in both the agricultural and construction equipment segments, which largely absorbed higher steel prices.
  Iveco reported continuing sharp improvements in the third quarter, with operating income of 76 million euros, against an operating loss of 2 million euros in the third quarter of 2003. The increase was driven by higher volume and pricing as well as efficiency gains on product costs, largely offsetting higher raw material costs.
  Ferrari - Maserati returned to positive operating income compared to operating losses recorded in the first and second quarters of 2004, posting 2 million euros in the third quarter of 2004. This compared to the 9 million euros in operating income reported for the same period of 2003. Against the improvement in volumes, the Sector still had to struggle with the negative foreign exchange effect and higher research and development costs for new models.

  Magneti Marelli posted operating income of 25 million euros in the third quarter of 2004 compared with 13 million euros during the third quarter of 2003. This result includes the 5 million euros in operating income reported by the Electronic Systems business unit that was consolidated in 2004. Notwithstanding a highly competitive environment, the Sector confirmed its positive performance which benefited from the favorable effect of higher volume and actions implemented to make the cost structure more competitive and at the same time absorb price pressures.
  Comau had operating income of 4 million euros, an improvement with respect to the loss of 1 million euros reported in the third quarter of 2003, as it benefited from higher margins on contract work, mainly in Europe.
  Teksid increased its operating result in the third quarter of 2004, posting income of 9 million euros, against income of 4 million euros in the third quarter of 2003. The benefits deriving from higher sales volume and efficiency improvement actions made it possible to absorb the negative effects of higher raw material prices and unfavorable foreign exchange.
  Business Solutions reported operating income of 6 million euros in the third quarter of 2004, compared with operating income of 9 million euros in the third quarter of 2003. The decrease was due to a change in the scope of operations.
  Itedi reported an operating loss of 1 million euros in the third quarter of 2004, a slight improvement from the operating loss of 2 million euros posted in the third quarter of 2003.

EBIT (Earnings Before Interest and Taxes)

EBIT in the third quarter of 2004 was a negative 238 million euros, against a positive 610 million euros in the corresponding period of the previous year, with 593 million euros of this amount pertaining to continuing operations. The third quarter 2003 figures included a 1,258 million euro capital gain (net of transaction costs) on the sale of FiatAvio. Excluding the positive items resulting from the sale of discontinued operations and the net gain generated in the third quarter of 2004 by the sale of the Midas activities (27 million euros), the comparison with continuing operations shows an improvement of 397 million euros, which principally reflects the reduction of operating loss and lower restructuring costs.

In the January-September period, EBIT was a negative 462 million euros, against a positive 464 million euros in the first nine months of 2003 (+356 million euros for continuing operations alone). The net gains deriving from sales of discontinued operations totaled 1,742 million euros in the first nine months of 2003 and 87 million euros (sale of Fiat Engineering and Midas) in the current nine-month period. The comparison with continuing operations net of these gains shows an improvement of 837 million euros, thanks to the items mentioned above for the third quarter.

In the third quarter of 2004, net investment income totaled 7 million euros, against net investment income of 3 million euros reported for continuing operations in the third quarter of 2003.

In the first nine months of 2004, net investment income totaled 46 million euros, an increase of 16 million euros with respect to the balance of continuing operations in the corresponding period of 2003.

In the third quarter of 2004, the balance of non-operating income and expenses was negative by 148 million euros and consisted principally of costs and provisions for restructuring (approximately 60 million euros) and for other specific risks, and of prior period expenses, which were only partially offset by gains realized on disposal of the Midas activities (27 million euros) and the Edison warrants (12 million euros). In the third quarter of 2003, the net non-operating income of continuing operations totaled 893 million euros, as a result of the gain realized on the sale of FiatAvio (1,258 million euros net of transaction costs), which was partially offset by costs and provisions for restructuring (approximately 230 million euros) and other charges.

In the first nine months of 2004, the balance of non-operating income and expenses was negative by 271 million euros, mainly due to costs and provisions for restructuring (approximately 170 million euros). The other non-operating expenses were substantially offset by the gains realized on the disposals described above as well as the sale of Fiat Engineering (60 million euros) and of the direct investment in Edison (32 million euros).

In the first nine months of 2003, the net non-operating income of continuing operations totaled 1,172 million euros and included, in addition to the aforementioned gain on the sale of FiatAvio, gains on the sales of the Toro Assicurazioni Group, the Brazilian retail financing activities of Fiat Auto and of IPI, which were partially offset by the residual loss on the sale of Fraikin and other non-operating costs and provisions (of which approximately 310 million euros for restructuring).

Result before Taxes

The Group's loss before taxes in the third quarter was 469 million euros, against income of 365 million euros in the third quarter of 2003, including 348 million euros for continuing operations. This decline reflects the items mentioned in the discussion of the quarter's EBIT, as well as a slight reduction in financial expenses.

In the first nine months of 2004, the loss before taxes was 876 million euros, compared with a loss of 401 million euros for continuing operations in the first nine months of 2003. This result reflects the change in EBIT described above and lower financial expenses.

Net financial expenses in the third quarter of 2004 totaled 231 million euros, against 245 million euros for continuing operations in the corresponding period of 2003 (an equal amount was reported at the consolidated level in the third quarter of 2003).

In the first nine months of 2004, net financial expenses totaled 414 million euros, against 757 million euros for continuing operations in the first nine months of 2003 (-669 million euros at the consolidated level). Excluding the non-recurring net gain of 291 million euros deriving from the unwinding of the Equity Swap on General Motors shares in the first half of 2004, the improvement during the period with respect to continuing operations was largely attributable to a lower average indebtedness for the period, lower interest rates in Europe and the positive exchange effect, partly offset by lower dividends on the shares that were related to the Equity Swap (35 million euros).

Net Result

The net loss before minority interest in the third quarter of 2004 was 554 million euros, compared with the loss of 145 million euros in the same period of 2003 which had benefited from gains on the disposal of FiatAvio (781 million euros after taxes). The net loss of continuing operations was 151 million euros in the third quarter of 2003.

In the first nine months of 2004, the net loss before minority interest was 1,223 million euros, as compared with a loss of 882 million euros in the corresponding period of 2003, which had, however, benefited from gains (after taxes) on the disposal of discontinued operations amounting to 1,154 million euros. The net result of continuing operations had been negative by 971 million euros.

Group interest in net loss in the third quarter of 2004 was 554 million euros, against a loss of 84 million euros in the corresponding period of 2003.

Income taxes totaled 85 million euros in the third quarter of 2004 and included 35 million euros for IRAP (the Italian regional tax on production activities). The remainder stemmed almost entirely from positive results recorded by companies operating outside of Italy. In the third quarter of 2003, income taxes for continuing operations totaled 499 million euros, mainly consisting of taxes related to the gain realized from the sale of FiatAvio, while IRAP amounted to 22 million euros.

In the first nine months of 2004, income taxes totaled 347 million euros, 102 million euros of which for IRAP. The lower tax burden with respect to the corresponding period of 2003 stemmed mainly from the lower impact of gains connected to extraordinary transactions.

Group interest in net loss in the first nine months of 2004 was 1,212 million euros, against a loss of 792 million euros in the same period of 2003.

BALANCE SHEET OF THE FIAT GROUP

(in millions of euros)	At 9/30/2004		At 6/30/2004	At 12/31/2003
■ ASSETS
Intangible fixed assets		3,539	3,694	3,724
- Goodwill		2,361	2,440	2,402
- Intangible fixed assets		1,178	1,254	1,322
Property, plant and equipment		9,308	9,465	9,675
- Property, plant and equipment		8,441	8,582	8,761
- Vehicles covered by operating leases		867	883	914
Financial fixed assets		3,828	3,812	3,950
Financial receivables held as fixed assets	(*)	19	18	29
Deferred tax assets		1,838	1,850	1,879
Total Non-Current Assets		18,532	18,839	19,257
Net inventories (1)		6,563	6,455	6,484
Trade receivables		5,080	5,459	4,553
Other receivables		3,228	3,062	3,081
Financial assets not held as fixed assets		117	119	120
Finance lease contracts receivable	(*)	1,761	1,797	1,797
Financial receivables from others	(*)	8,779	9,511	10,750
Securities	(*)	1,799	3,271	3,789
Cash	(*)	2,799	3,655	3,211
Total Current Assets		30,126	33,329	33,785
Trade accruals and deferrals		491	422	407
Financial accruals and deferrals	(*)	350	333	386
■ TOTAL ASSETS		49,499	52,923	53,835

■ LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity		6,394	6,942	7,494
- Stockholders' equity of the Group		5,747	6,297	6,793
- Minority interest		647	645	701
Deferred income tax reserves		237	236	211
Reserves for risks and charges		5,330	5,339	5,168
Reserves for employee severance indemnities		1,342	1,317	1,313
Financial payables due beyond 12 months	(*)	9,639	13,810	15,418
Total Non-Current Liabilities		16,548	20,702	22,110
Trade payables		10,901	11,838	12,588
Other payables (1)		2,960	3,047	2,742
Financial payables due within 12 months (2)	(*)	10,594	8,177	6,616
Total Current Liabilities		24,455	23,062	21,946
Trade accruals and deferrals		1,299	1,365	1,329
Financial accruals and deferrals	(*)	803	852	956
■ TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		49,499	52,923	53,835

■ NET FINANCIAL POSITION	(*)	(5,529)	(4,254)	(3,028)

(1) To improve representation of net inventories of contract work in progress, certain items related to advances from customers for contract work, which were previously reported under "Other payables," were deducted from inventories as from June 30, 2004. Consistently with this change, the value of "Net inventories" and "Other payables" at December 31, 2003 were adjusted by 428 million euros.
Inventories are shown net of advances received for contract work in progress (9,218 million euros at September 30, 2004, 8,477 million euros at June 30, 2004, and 8,876 million euros at December 31, 2003).

(2) Included at September 30, 2004, the mandatory convertible facility for 3 billion euros and the loan by Citigroup, secured by the "EDF put" for approximately 1,150 million euros. Included at June 30, 2004, the loan by Citigroup and the exchangeable bond for an amount of 1,765 million euros. At December 31, 2003, included the exchangeable bond.

The following pages provide the information necessary for analysis of the principal balance sheet indicators of industrial activities, such as working capital and net invested capital.

Working capital

At September 30, 2004 the Group had positive working capital of 202 million euros, representing an increase of 1,054 million euros compared to negative working capital of 852 million euros posted at June 30, 2004.
At 9/30/2003	(in millions of euros)	At 9/30/2004	At 6/30/2004	At 12/31/2003
6,374	Net inventories (1)	6,563	6,455	6,484
4,580	Trade receivables	5,080	5,459	4,553
(10,982)	Trade payables	(10,901)	(11,838)	(12,588)
(852)	Other receivables / (payables) (1)	(540)	(928)	(583)
(880)	Working capital	202	(852)	(2,134)

(1) To provide a uniform comparison, the amount of Net inventories and the balance of Other receivables/(payables) at September 30, 2003 has been adjusted by a total of 444 million euros. Similar adjustments were made to the same items at December 31, 2003: their description is found in the note at the end of the Fiat Group Balance Sheet.

The increase in working capital with respect to the June 30, 2004 level reflects an increase in inventories (108 million euros) and a reduction in trade payables (937 million euros).

The increase in inventories is attributable to seasonality in the volumes of activity at Fiat Auto and the other automotive sectors that characterize the summer season, especially in Italy, which were only partly offset by seasonal contraction at CNH.

The reduction in "Trade payables" is attributable to the lower level of production activity during the third quarter, which was impacted by the summertime suspension of activity during August, and the seasonal variation in production at CNH. Furthermore, production was temporarily halted at various Fiat Auto plants in Italy, with recourse to the Temporary Layoff Benefits Fund.

In addition, the needs generated during the third quarter by the decrease (388 million euros) in the negative balance of "Other receivables/payables" were offset by the seasonal decrease in "Trade receivables" (379 million euros) which reflected the sales performance, also lowering the volumes of trade receivables sold.

Working capital increased by 2,336 million euros in the first nine months of 2004, as compared with the negative 2,134 million euros at December 31, 2003. This increase is mainly attributable to higher trade receivables at Iveco and Fiat Auto (as regards Fiat Auto, the increase was also affected by a lower level of trade receivables sold in the third quarter of the year), as well as lower trade payables at Fiat Auto, which were impacted by the leveling off of production, which increased significantly in the last quarter of 2003 upon introduction of the new models and the abovementioned lower levels of activity during the third quarter of 2004.

As of September 30, 2004, trade receivables and other receivables maturing after that date sold with recourse amounted to 1,512 million euros (2,022 million euros at June 30, 2004 and 2,144 million euros at December 31, 2003), while receivables sold without recourse totaled 4,390 million euros (4,622 million euros at June 30, 2004 and 4,638 million euros at December 31, 2003).

Additional factoring transactions that did not have an impact on working capital and the net financial position include the sale of financial receivables (chiefly amounts owed by retail customers to the Group's financial services companies) maturing after September 30, 2004. As of the end of the third quarter, 50 million euros were sold with recourse (42 million euros at June 30, 2004 and 59 million euros at December 31, 2003) and 5,075 million euros were sold without recourse (4,546 million euros at June 30, 2004 and 5,214 million euros at December 31, 2003).

Net invested capital

Net invested capital at September 30, 2004 totaled 11,923 million euros, 727 million euros higher than at June 30, 2004.
At 9/30/2003	(in millions of euros)	At 9/30/2004	At 6/30/2004	At 12/31/2003
4,023	Intangible fixed assets	3,539	3,694	3,724
9,946	Property, plant and equipment	9,308	9,465	9,675
4,121	Financial fixed assets	3,828	3,812	3,950
121	Financial assets not held as fixed assets	117	119	120
2,536	Deferred tax assets	1,838	1,850	1,879
(7,904)	Reserves	(6,909)	(6,892)	(6,692)
(880)	Working capital	202	(852)	(2,134)
11,963	Net invested capital	11,923	11,196	10,522

The increase reported in the third quarter of 2004 largely reflects the increase in working capital described above (1,054 million euros), which was only partly offset by the decrease (155 million euros) in the total of "Intangible fixed assets" and "Property, plant and equipment" (157 million euros). In particular:

  the decrease in "Intangible fixed assets" is due not only to amortization for the period (113 million euros), but also to the change in the scope of consolidation (sale of Midas, with an impact of approximately -19 million euros), and the effect of changes in the exchange rates used for translation of items denominated in dollars (approximately -45 million euros, attributable in particular to the goodwill of CNH), net of investments during the period for about 23 million euros;
  the decrease in "Property, plant and equipment" is due to divestitures carried out during the period (about 125 million euros) and the surplus of depreciation over investments, which were only partially offset by the increase stemming from changes in currency translation rates (approximately +46 million euros).
  In the third quarter of 2004, capital expenditures totaled 340 million euros (439 million euros in the third quarter of 2003), including 77 million euros for long-term lease activities (62 million euros in the third quarter of 2003). Amortization and depreciation during the period totaled 405 million euros (394 million euros in the third quarter of 2003).

Net invested capital increased by 1,401 million euros as compared with the figure at December 31, 2003. The growth attributable to working capital (2,336 million euros) was only partially offset by the decrease in "Property, plant and equipment" and "Intangible fixed assets" (367 million euros and 185 million euros, respectively). Fixed assets decreased mainly in consequence of divestitures during the period, along with depreciation and amortization which more than offset investments. Finally, "Reserves" increased by 217 million euros due to accruals made during the period.

During the period January-September 2004, capital expenditures totaled 1,079 million euros (1,210 million euros during the first nine months of 2003, of which 1,177 million euros related to continuing operations), including those involving long-term leasing activities, which totaled 257 million euros, compared with 245 million euros during the same period of 2003. In the first nine months of 2004, depreciation and amortization of fixed assets totaled 1,251 million euros, compared with 1,316 million euros in 2003, of which 1,289 million euros related to continuing operations.

Financial Position

At 9/30/2003	(in millions of euros)		At 9/30/2004	At 6/30/2004	At 12/31/2003
(26,000)	Financial payables		(20,233)	(21,987)	(22,034)
(577)	Accrued financial expenses		(462)	(505)	(593)
91	Prepaid financial expenses		104	105	85
4,670	Cash		2,799	3,655	3,211
2,536	Securities		1,799	3,271	3,789
(19,280)	Net Indebtedness (*)		(15,993)	(15,461)	(15,542)

16,549	Financial receivables and lease contracts receivable		10,559	11,326	12,576
323	Accrued financial income		246	228	301
(544)	Deferred financial income		(341)	(347)	(363)

(2,952)	Net Financial Position		(5,529)	(4,254)	(3,028)
	(*) Net Indebtedness
		Industrial Activities	(7,329)	(5,858)	(5,088)
		Financial Activities	(8,664)	(9,603)	(10,454)

The aggregate liquidity (Cash and Securities) of the Group, held primarily by the companies that operate centralized cash management activities, stood at approximately 4.6 billion euros at September 30, 2004, for a decrease of approximately 2.3 billion euros from June 30, 2004, 1.8 billion euros of which used to repay financial loans, among which the exchangeable loan mentioned below.

Net indebtedness (financial payables and related accruals and deferrals, net of cash and securities) totaled about 16 billion euros at September 30, 2004, an increase of approximately 530 million euros from June 30, 2004 and of approximately 450 million euros as compared with December 31, 2003. In this context, net indebtedness of Industrial Activities for the quarter increased by about 1.5 billion euros (due to an increase in working capital and a decrease in the amount of receivables sold), while that of Financial Activities decreased by 939 million euros.

Gross indebtedness (financial payables and related accruals and deferrals) stood at 20.6 billion euros, down approximately 1.8 billion euros from June 30, 2004, mainly as a result of the repayment, in July 2004, for a total of 1,672 million dollars (equal to approximately 1.4 billion euros) on the residual loan (1,689 million dollars) related to the five-year bond exchangeable for General Motors shares.

In connection with the above five-year bond, it should be noted that:

  During the first quarter of 2004, Fiat had repurchased 540 million dollars in bonds to be cancelled out of a total of 2,229 million dollars;
  in June 2004, pursuant to the contractual right of each bondholder to request early reimbursement of all or part of its bonds, reimbursement for the above indicated amount was requested by the contractually envisaged deadline. As of today, a 17-million-dollar loan is still outstanding.

At September 30, 2004, gross indebtedness included, among other things, the mandatory convertible facility agreement (3 billion euros) and the loan by Citigroup (lead manager of a restricted pool of banks), secured by the agreements with EDF as part of the Italenergia Bis transaction (approximately 1,150 million euros).

The net financial position - net indebtedness minus financial receivables - totaled a negative 5,529 million euros at September 30, 2004, reflecting an increase from the negative 4,254 million euros reported at June 30, 2004 as well as from the amount at December 31, 2003 (-3,028 million euros).
In the third quarter of 2004, this change was influenced by the liquidity absorbed by the increase in working capital and decrease in trade receivables sold. About half of the change posted during the first nine months (total change of -2.5 billion euros) stemmed from changes that occurred during the third quarter of 2004, as described above.
At September 30, 2004, gross indebtedness totaled 20.6 billion euros and continued to be within the targets agreed upon with the Lending Banks under the Mandatory Convertible Facility Agreement (23,6 billion euros), while the pro-forma net financial position (computed by subtracting from the net financial position the Citigroup loan of approximately 1,150 million euros, as envisaged in the facility agreement) exceeded the limit of 3.6 billion euros contractually agreed for this parameter. The Lending Banks will therefore have the right, but not the obligation, in accordance to the contractual terms and conditions, to proceed with the conversion of the facility into capital for an amount up to 2 billion euros.

Consolidated Statement of Cash Flows

At September 30, 2004, the Group's cash (bank deposits and cash) totaled 2,799 million euros, a decrease over the 3,655 million euros reported at June 30, 2004.

During the third quarter, securities held for the purpose of temporary investment of liquidity decreased for a total of 1,472 million euros, from 3,271 million euros at June 30, 2004 to 1,799 million euros at September 30, 2004.

Group liquidity thus totaled approximately 4.6 billion euros at September 30, 2004, a decrease from the 7 billion euros reported at December 31, 2003.

1/1 - 9/30/2004	(in millions of euros)	3rd Quarter 2004
3,211	A) Cash at period-start	3,655
	B) Cash flows provided by (used in) operating activities:
(1,223)	Net result before minority interest	(554)
1,597	Amortization and depreciation	518
28	Net change in reserve for employee severance indemnities	1
86	Change in deferred income taxes	13
(142)	Net gains on disposals	(43)
(43)	Revaluations and writedowns of equity investments	(7)
198	Dividends received	-
	Change in current assets and liabilities:
(565)	Trade receivables	368
(123)	Net inventories	(123)
(1,556)	Trade payables	(906)
(104)	Other payables, receivables, accruals and deferrals	(406)
147	Reserve for income taxes and other reserves	(54)
22	Changes in the scope of consolidation and others	57
(1,678)	Total	(1,136)
	C) Cash flows provided by (used in) investment activities:
	Investments in:
(1,079)	Fixed assets	(340)
(181)	Equity investments	(5)
(101)	Intangible assets and deferred charges	(22)
23	Investment grants	3
315	Proceeds from the sale of fixed assets	66
1,929	Net change in financial receivables	712
2,011	Change in securities	1,472
113	Other changes	102
3,030	Total	1,988
	D) Cash flows provided by (used in) financing activities:
962	Increase in borrowings	69
(3,320)	Reimbursement of borrowings (1)	(1,315)
589	Net change in short-term financial payables	(462)
13	Increase in capital stock	3
3	Purchase of treasury stock	(1)
(11)	Dividends paid	(2)
(1,764)	Total	(1,708)
(412)	E) Total change in cash	(856)
2,799	F) Cash at period-end	2,799
(1) Includes the effect of currency translations.

The cash flows used in operating activities during the third quarter totaled 1,136 million euros, largely reflecting the changes in working capital, which increased by 1,067 million euros during the quarter on a comparable consolidation basis.

Investment activities generated positive cash flows of 1,988 million euros in the third quarter of 2004.
The sale of securities held as temporary investment of liquidity for 1,472 million euros, the decrease in financial receivables (712 million euros), and the proceeds from disposal of fixed assets (66 million euros) generated cash that was partially used for:

  investments in property, plant, and equipment totaling 340 million euros (439 million euros in the third quarter of 2003), including 77 million euros connected with long-term leasing activities (62 million euros in the third quarter of 2003);
  investments in intangible fixed assets for 22 million euros and equity investments for 5 million euros;
  repayment of certain loans, as described hereinafter.

Financing activities absorbed 1,708 million euros, including approximately 1.4 billion euros for the reimbursement of the bond exchangeable for General Motors shares.
Furthermore, 462 million euros in short-term financial payables were reimbursed during the quarter, and new financing was raised in the amount of 69 million euros.

Stockholders' equity

During the first nine months of 2004, consolidated stockholders' equity before minority interest decreased by 1,100 million euros, declining from 7,494 million euros at December 31, 2003 to 6,394 million euros at September 30, 2004. This decrease was essentially a result of the net loss posted for the first nine months of 2004, which was partially compensated by the increase due to currency translation differences resulting from the change in the dollar/euro exchange rate.

The Group's interest in stockholders' equity decreased from 6,793 million euros at December 31, 2003 to 5,747 million euros at September 30, 2004.

PERSONNEL

At September 30, 2004, the Group had 160,915 employees, showing an increase, mainly due to changes in the scope of consolidation, of approximately 200 employees from June 30, 2004 (160,708 employees), and a decrease of about 1,300 from the 162,237 employees at December 31, 2003.
As compared with the headcount at December 31, 2003, changes in the scope of consolidation led to a net increase of approximately 1,700 employees, due mainly to the consolidation in Magneti Marelli of the Electronic Systems business, partially offset by the sale of Fiat Engineering and the transfer of Comau Service activities to associated companies. The actual reduction during the first nine months of 2004 thus totaled approximately 3,000 employees, mainly at Fiat Auto, CNH, Iveco, Comau, and the Services Sector.

OPERATING PERFORMANCE AND FINANCIAL POSITION BY ACTIVITY SEGMENT

The following analyses of the consolidated statement of operations and balance sheet show separately consolidated data of the Group's Industrial and Financial Activities (which include the retail financing, leasing, and rental companies of Fiat Auto, CNH and Iveco).

To improve comparison with the 2003 figures, reference is made only to continuing operations: data referring to discontinuing operations were excluded also in accordance with the provisions of Article 39, Section 3 of Legislative Decree no. 127/91, in consideration of the significance of the changes caused by the disposals carried out in 2003 to the composition of the Group.

Principles of analysis

The classification between Industrial and Financial Activities was realized by defining specific sub-consolidated financial statements according to the normal business performed by each Group company.

The equity investments held by companies belonging to an activity segment in companies included in another segment were accounted for using the equity method.

To avoid distorting the operating result of normal operations to be represented here, the effect of this valuation on the statement of operations is illustrated under the item "Result of intersegment equity investments."

The holding companies (Fiat S.p.A., IHF-Internazionale Holding Fiat S.A., Fiat Partecipazioni S.p.A., Fiat Netherlands Holding N.V.) were classified under Industrial Activities.

The sub-consolidated financial statements of the Industrial Activities also include companies that operate centralized cash management activities, i.e. that raise financial resources on the market and finance Group companies, without providing financial services to others.

The transactions relating to the sale of receivables executed at market conditions between the industrial and financial companies of the Group are posted as financial receivables and payables in the balance sheet of Financial Activities. For the purposes of this breakdown the portion of these items that, according to the last contractual relationship established with others, is still of a commercial nature, insofar as it does not yield interest, was reclassified directly in the sub-consolidated results of Financial Activities under trade receivables and payables.

Operating Performance by Activity Segment

3rd quarter 2004

			3rd quarter 2004			3rd quarter 2003
(in millions of euros)	Consolidated	Industrial Activities	Financial Activities	Continuing Operations	Industrial Activities	Financial Activities
Net revenues	10,648	10,351	469	9,731	9,426	457
Cost of sales	9,049	8,939	282	8,529	8,360	321
Gross operating result	1,599	1,412	187	1,202	1,066	136
Overhead	1,082	1,001	81	1,071	995	76
Research and development	445	445	-	386	386	-
Other operating income (expenses)	(169)	(143)	(26)	(48)	(51)	3
Operating result	(97)	(177)	80	(303)	(366)	63
Result of equity investments (*)	7	(9)	16	3	10	(7)
Non-operating income (expenses) (**)	(148)	(132)	(16)	893	913	(20)
EBIT	(238)	(318)	80	593	557	36
Financial income (expenses)	(231)	(222)	(9)	(245)	(229)	(16)
Result before taxes	(469)	(540)	71	348	328	20
Income taxes	85	57	28	499	474	25
Net result	(554)	(597)	43	(151)	(146)	(5)
Result of intersegment equity investments	-	43	-	7	3	-
Net result before minority interest	(554)	(554)	43	(144)	(143)	(5)

(*)This item includes investment income as well as writedowns and upward adjustments in non-intersegment equity investments accounted for using the equity method.

(**)The 2003 figure for Industrial Activities includes 1,254 million euros in net gains on disposals of discontinued operations, while the figure for Financial Activities includes a net gain of 1 million euros.

1/1 - 9/30/2004

	1/1 - 9/30/2004			1/1 - 9/30/2003
(in millions of euros)	Consolidated	Industrial Activities	Financial Activities	Continuing Operations	Industrial Activities	Financial Activities
Net revenues	34,156	33,265	1,383	31,894	30,999	1,352
Cost of sales	29,120	28,711	901	27,772	27,295	934
Gross operating result	5,036	4,554	482	4,122	3,704	418
Overhead	3,405	3,176	229	3,455	3,213	242
Research and development	1,357	1,357	-	1,279	1,279	-
Other operating income (expenses)	(511)	(455)	(56)	(234)	(208)	(26)
Operating result	(237)	(434)	197	(846)	(996)	150
Result of equity investments (*)	46	9	37	30	45	(15)
Non-operating income (expenses) (**)	(271)	(253)	(18)	1,172	1,230	(58)
EBIT	(462)	(678)	216	356	279	77
Financial income (expenses)	(414)	(386)	(28)	(757)	(714)	(43)
Result before taxes	(876)	(1,064)	188	(401)	(435)	34
Income taxes	347	285	62	570	519	51
Net result	(1,223)	(1,349)	126	(971)	(954)	(17)
Result of intersegment equity investments	-	126	-	85	67	-
Net result before minority interest	(1,223)	(1,223)	126	(886)	(887)	(17)

(*)This item includes investment income as well as writedowns and upward adjustments in non-intersegment equity investments accounted for using the equity method.

(**)The 2003 figure for Industrial Activities includes 1,766 million euros in net gains on disposals of discontinued operations, while the figure for Financial Activities includes a net loss of 24 million euros.

Industrial Activities

During the third quarter, net revenues for Industrial Activities totaled 10,351 million euros, up approximately 10% with respect to the same period of the previous year, as a result of an increase in volume at most of the Sectors.

In the first nine months of 2004, net revenues amounted to 33,265 million euros, a 7.3% increase with respect to the 30,999 million euros reported in the same period of 2003.

The operating result for Industrial Activities in the third quarter of 2004 was a loss of 177 million euros, reflecting an improvement from the operating loss of 366 million euros recorded in the third quarter of the previous year due to the lower loss recorded by Fiat Auto and improved performance recorded in particular at Iveco, CNH and Magneti Marelli.

In the first nine months of 2004, the operating loss was equal to 434 million euros, a significant narrowing compared to the loss of 996 million euros recorded in the first nine months of 2003.

In the third quarter of 2004, EBIT for Industrial Activities was a negative 318 million euros, compared with a positive 557 million euros in the third quarter of 2003. When the gains realized on the disposal of assets are excluded, EBIT for the third quarter of 2003 amounted to a negative 697 million euros.

EBIT in the first nine months of 2004 was negative by 678 million euros and reflects a sharp improvement when the EBIT reported in the first nine months of 2003 (+279 million euros) is restated to exclude the gains (1,766 million euros) realized on the disposals carried out during the period.

Financial Activities

In the third quarter of 2004, Financial Activities generated net revenues of 469 million euros, an increase of 2.6% with respect to the same period of 2003. This increase was mainly attributable to Fiat Auto and CNH.

During the first nine months of 2004, net revenues amounted to 1,383 million euros, reflecting an increase of 2.3% with respect to the 1,352 million euros recorded during the first nine months of 2003.

Income before taxes (which does not include the result of equity investments in industrial companies held by financial companies) totaled 71 million euros in the third quarter of 2004, an improvement of 51 million euros from the 20 million euros recorded in the third quarter of 2003. This increase is attributable to improved operating result.

During the first nine months of 2004, income before taxes amounted to 188 million euros, a sharp improvement with respect to the 34 million euros recorded during the same period of 2003.

Balance Sheet by Activity Segment

		At 12/31/2003		At 9/30/2004						At 6/30/2004
Consolidated	Industrial Activities	Financial Activities	(in millions of euros)		Consolidated	Industrial Activities	Financial Activities	Consolidated	Industrial Activities	Financial Activities
			■ ASSETS
3,724	3,600	124	Intangible fixed assets		3,539	3,426	113	3,694	3,574	120
2,402	2,307	95	- Goodwill		2,361	2,269	92	2,440	2,346	94
1,322	1,293	29	- Other intangible fixed assets		1,178	1,157	21	1,254	1,228	26
9,675	8,750	925	Property, plant and equipment		9,308	8,439	869	9,465	8,570	895
8,761	8,742	19	- Property, plant and equipment		8,441	8,430	11	8,582	8,561	21
914	8	906	- Vehicles covered by operating leases		867	9	858	883	9	874
3,950	5,119	681	Financial fixed assets		3,828	5,482	792	3,812	5,519	770
29	28	1	Financial receivables held as fixed assets	(*)	19	19	-	18	18	-
1,879	1,794	85	Deferred tax assets		1,838	1,758	80	1,850	1,767	83
19,257	19,291	1,816	Total Non-Current Assets		18,532	19,124	1,854	18,839	19,448	1,868
6,484	6,450	34	Net inventories (1)		6,563	6,530	33	6,455	6,414	41
4,553	4,294	531	Trade receivables		5,080	4,605	671	5,459	4,884	872
3,081	2,801	476	Other receivables		3,228	2,524	741	3,062	2,441	680
120	120	-	Financial assets not held as fixed assets		117	117	-	119	119	-
1,797	-	1,797	Finance lease contracts receivable	(*)	1,761	-	1,761	1,797	-	1,797
10,750	10,545	9,024	Financial receivables	(*)	8,779	8,158	7,821	9,511	8,345	8,234
10,750	2,086	8,664	- Financial receivables from others		8,779	1,542	7,237	9,511	1,538	7,973
-	8,459	360	- Intersegment financial receivables		-	6,616	584	-	6,807	261
3,789	3,670	119	Securities	(*)	1,799	1,605	194	3,271	3,087	184
3,211	3,121	90	Cash	(*)	2,799	2,706	93	3,655	3,574	81
33,785	31,001	12,071	Total Current Assets		30,126	26,245	11,314	33,329	28,864	11,889
407	347	64	Trade accruals and deferrals		491	443	54	422	368	59
386	417	22	Financial accruals and deferrals	(*)	350	394	28	333	373	26
53,835	51,056	13,973	■ TOTAL ASSETS		49,499	46,206	13,250	52,923	49,053	13,842
			■ LIABILITIES AND STOCKHOLDERS' EQUITY
7,494	7,493	1,851	Stockholders' equity		6,394	6,394	2,446	6,942	6,941	2,478
211	135	76	Deferred income tax reserves		237	185	52	236	183	53
5,168	4,996	172	Reserves for risks and charges		5,330	5,126	204	5,339	5,154	185
1,313	1,304	9	Reserves for employee severance indemnities		1,342	1,332	10	1,317	1,307	10
15,418	14,495	2,885	Financial payables due beyond 12 months	(*)	9,639	8,626	2,821	13,810	12,819	2,920
15,418	14,480	938	- Financial payables to others		9,639	8,613	1,026	13,810	12,806	1,004
-	15	1,947	- Intersegment financial payables		-	13	1,795	-	13	1,916
22,110	20,930	3,142	Total Non-Current Liabilities		16,548	15,269	3,087	20,702	19,463	3,168
12,588	12,827	113	Trade payables		10,901	10,832	264	11,838	11,923	211
2,742	2,614	246	Other payables (1)		2,960	2,695	303	3,047	2,761	346
6,616	5,495	7,978	Financial payables due within 12 months (2)	(*)	10,594	9,341	6,645	8,177	6,167	7,149
6,616	5,150	1,466	- Financial payables to others		10,594	8,770	1,824	8,177	5,919	2,258
-	345	6,512	- Intersegment financial payables		-	571	4,821	-	248	4,891
21,946	20,936	8,337	Total Current Liabilities		24,455	22,868	7,212	23,062	20,851	7,706
1,329	1,165	166	Trade accruals and deferrals		1,299	1,189	116	1,365	1,260	110
956	532	477	Financial accruals and deferrals	(*)	803	486	389	852	538	380
53,835	51,056	13,973	■ TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		49,499	46,206	13,250	52,923	49,053	13,842

(3,028)	(2,741)	(287)	■ NET FINANCIAL POSITION	(*)	(5,529)	(5,571)	42	(4,254)	(4,127)	(127)

(1) To improve representation of net inventories of contract work in progress, certain items related to advances from customers for contract work, which were previously reported under "Other payables," were deducted from inventories as from June 30, 2004. Consistently with this change, the values of "Net inventories" and "Other payables" at December 31, 2003 were adjusted by 428 million euros.
Inventories are shown net of advances received for contract work in progress (9,218 million euros at September 30, 2004, 8,477 million euros at June 30, 2004, and 8,876 million euros at December 31, 2003).

(2) Included at September 30, 2004, the mandatory convertible facility for 3 billion euros and the loan by Citigroup, secured by the "EDF put" for approximately 1,150 million euros. Included at June 30, 2004, the loan by Citigroup and the exchangeable bond for an amount of 1,765 million euros. At December 31, 2003, included the exchangeable bond.

Breakdown of Net Indebtedness and Net Financial Position by Activity Segment

		At 12/31/2003				At 9/30/2004		At 6/30/2004
Consolidated	Industrial Activities	Financial Activities	(in millions of euros)	Consolidated	Industrial Activities	Financial Activities	Consolidated	Industrial Activities	Financial Activities
(22,034)	(11,531)	(10,503)	Financial payables net of intersegment activities	(20,233)	(11,351)	(8,882)	(21,987)	(12,179)	(9,808)
(593)	(416)	(177)	Accrued financial expenses	(462)	(372)	(90)	(505)	(423)	(82)
85	68	17	Prepaid financial expenses	104	83	21	105	83	22
3,211	3,121	90	Cash	2,799	2,706	93	3,655	3,574	81
3,789	3,670	119	Securities	1,799	1,605	194	3,271	3,087	184
(15,542)	(5,088)	(10,454)	Net Indebtedness	(15,993)	(7,329)	(8,664)	(15,461)	(5,858)	(9,603)
12,576	2,114	10,462	Financial receivables and lease contracts receivable	10,559	1,561	8,998	11,326	1,556	9,770
301	298	3	Accrued financial income	246	240	6	228	224	4
(363)	(65)	(298)	Deferred financial income	(341)	(43)	(298)	(347)	(49)	(298)
(3,028)	(2,741)	(287)	Net Financial Position	(5,529)	(5,571)	42	(4,254)	(4,127)	(127)

Funds raised by the centralized treasury have been recorded under Financial payables net of intersegment activities in the Industrial Activities column. However, funds that were transferred to Financial Activities were posted net of intersegment, as shown in the following table:

		At 12/31/2003			At 9/30/2004				At 6/30/2004
Consolidated	Industrial Activities	Financial Activities	(in millions of euros)	Consolidated	Industrial Activities	Financial Activities	Consolidated	Industrial Activities	Financial Activities
6,616	5,150	1,466	Financial payables to others due within 12 months	10,594	8,770	1,824	8,177	5,919	2,258
15,418	14,480	938	Financial payables to others due beyond 12 months	9,639	8,613	1,026	13,810	12,806	1,004
-	(8,459)	(360)	(Intersegment financial receivables)	-	(6,616)	(584)	-	(6,807)	(261)
-	360	8,459	Intersegment financial payables	-	584	6,616	-	261	6,807
22,034	11,531	10,503	Financial payables net of intersegment activities	20,233	11,351	8,882	21,987	12,179	9,808

In regard to the individual activity segments:

  Net Financial Position for Industrial Activities in the third quarter of 2004 was affected by cash requirements generated by the increase in working capital and a decrease in the amount of receivables sold.
  Financial Activities improved their net financial position during the third quarter of 2004 as a consequence of the result for the period and lower working capital requirements, net of dividends paid.

The Fiat Group in 2004

Quarterly Report - 3rd Quarter 2004

Printed by: Ingest Facility S.p.A. - Turin, Italy

Printed in Italy

October 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 29, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney